FORM 3/A                     OMB APPROVAL
                             OMB NUMBER      235-0104
                             Expires:       September 30, 1998
                             Estimated Average burden
                             hours per response. . . 0.5


         UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

      INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed  pursuant  to  Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.


(Print or Type Responses)

1.   Name and Address of Reporting Person{*}

     Ardelt, Maximilian
     (Last)   (First)   (Middle)

     c/o VIAG AG
     Nymphenburger Strasse 37
          (Street)

     D-80335 Munich, Germany
     (City)   (State)   (Zip)


2.   Date of Event Re-Requiring Statement

     8/03/98
     (Month/Day/Year)


3.   IRS or Social Security Number of Reporting Person
     (Voluntary)


4.   Issuer Name and Ticker or Trading Symbol
     Tech Data Corporation - Nasdaq Stock Market: TECD


5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

       X       Director            ____ 10% Owner
     ____ Officer (give title ____ Other (specify below)
                 below)

6.   If Amendment, Date of Original
     (month/Day/Year)

     8/15/98

7.   Individual or Joint/Group Filing (Check Applicable Line)
       X       Form filed by One
               Reporting Person
     ____ Form filed by More than
               One reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1.   Title of Security
     (Instr. 4)

     Common Stock, par value $0.0015

2.   Amount of Securities Beneficially Owned
     (Instr. 4)

     2,195,945 shares

3.   Ownership Form:  Direct (D) or Indirect (I)  (Instr.5)

          (I)

4.   Nature of Indirect Beneficial Ownership
     (Instr. 5)

          By Kloeckner & Co. AG

Explanation of Responses:

Pursuant to Section 5.8 of a Share Purchase Agreement between Kloeckner & Co. AG ("Kloeckner") and the Issuer regarding the sale of certain shares in Computer 2000 AG, dated April 14, 1998, VIAG AG, the ultimate parent company of Kloeckner, became entitled to nominate one individual to the Board of Directors of the Issuer. VIAG AG nominated the Reporting Person to sit on the Board of the Issuer. As of the date hereof, Kloeckner is the beneficial owner of 7,529,045 shares of Common Stock of the Issuer. The Reporting Person disclaims beneficial ownership of these securities, and this filing shall not be deemed an admission that the Reporting Person is the beneficial owner, for purposes of Section 16(a) of the Securities Exchange Act of 1934, as amended, or for any other purpose, of such securities owned by Kloeckner.


1.   Title of Security
     Instr. 4)

     Common Stock, par value $0.0015

2.   Amount of Securities Beneficially Owned
     (Instr. 4)

     400 shares

3.   Ownership Form:  Direct (D) or Indirect (I)  (Instr.5)

          (D)

4.   Nature of Indirect Beneficial Ownership
     (Instr. 5)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
{*}If the form is filed by more than one reporting person, see Instruction 5(b)(v).

                              (over)
                              SEC 1473 (9-96)

FORM 3/A (continued)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security
     (Instr. 4)

     5% Convertible Subordinated Notes


2.   Date Exercisable and
     Expiration Date
     (Month/Day/Year)

     7/01/98             7/01/03
     Date Exercisable    Expiration Date


3.   Title and Amount of Securities Underlying Derivative Security
     (Instr. 4)

     Common Stock                  5,333,100 shares
     Title                         Amount or Number of Shares


4.   Conversion or Exercise Price of Derivative Security

     $56.25

5.   Ownership
     Form of Derivative Security:
     Direct (D) or Indirect (I)
     (Instr. 5)

     (I)

6.   Nature of Indirect Beneficial Ownership
     (Instr. 5)

     By Kloeckner & Co. AG

Explanation of Responses:

The Reporting Person disclaims beneficial ownership of these derivative securities, and this filing shall not be deemed an admission that the Reporting Person is the beneficial owner, for purposes of Section 16(a) of the Securities Exchange Act of 1934, as amended, or for any other purpose, of such securities owned by Kloeckner.


1.   Title of Derivative Security
     (Instr. 4)

     Stock Option (Right to Buy)


2.   Date Exercisable and
     Expiration Date
     (Month/Day/Year)
     *                   8/03/08
     Date Exercisable    Expiration Date

3.   Title and Amount of Securities Underlying Derivative Security
     (Instr. 4)

     Common Stock                  5,000 shares
     Title                         Amount or Number of Shares


4.   Conversion or Exercise Price of Derivative Security

     $40.00

5.   Ownership
     Form of Derivative Security:
     Direct (D) or Indirect (I)
     (Instr. 5)

     (D)

6.   Nature of Indirect Beneficial Ownership
     (Instr. 5)

Explanation of Responses:   *Option granted under the Tech Data Corporation
Non-Employee Directors 1995 Non-Statutory Stock Option Plan, which option is 20% exercisable on 8/3/99 and 20% exercisable each year thereafter.

               MAXIMILIAN ARDELT                    8/20/98
        **Signature of Reporting Person              Date


Explanation of Responses: The Reporting Person authorized and designated Arthur W. Singleton, the compliance officer of Tech Data Corporation, to execute this Form 3/A and all other Forms 3, 4, 5 and 144 to be filed with the Commission, as attorney-in-fact, pursuant to that certain Power of Attorney for Executing Forms 3, 4, 5 and 144, dated August 5, 1998 and executed by the Reporting Person.


{**} Intentional misstatements or omissions of facts constitute
Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three  copies  of  this  Form,  one  of  which must be manually
signed.   If  space  provided  is  insufficient,  see  Instruction   6  for
procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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                                             SEC 1473 (9-96)